Exhibit 99.1

Inspira Technologies Announces Successful Installation of INSPIRA ART100 Systems in Premier U.S. Hospital

Inspira’s innovative FDA-cleared INSPIRA™ ART100 system was successfully deployed at premier U.S. hospital, with systems in place for clinical use

RA’ANANA, Israel, March 25, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has successfully completed the installation, training program and operational readiness for its INSPIRA ART100 system for cardiopulmonary bypass procedures at one of New York’s premier hospitals.

We believe that this installation represents a significant milestone in the Company’s deployment plan, as the Company nears the first human clinical use of the system. The newly installed INSPIRA ART100 systems are expected to be used for clinical use in the near future by the hospital’s team of experts on patients undergoing procedures. The Company expects to receive feedback in the coming weeks from such use.

“We believe that this successful installation and training program represents a transformative moment for Inspira,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “The adoption of our technology by one of the nation’s premier hospitals is expected to provide validation for the clinical value of our innovative approach to extracorporeal life support and to establish our commercial presence in the U.S. healthcare market. The enthusiastic initial response from the hospital’s world-class team reinforces the transformative potential of our technology in revolutionizing respiratory care standards.”

The Company’s proprietary hardware and software platform is already embedded in the INSPIRA ART100, with this installation expected to serve as the precursor to the clinical use of one of the core technologies of the flagship INSPIRA™ ART500 system. Inspira aims to revolutionize the $19 billion mechanical ventilation market with its INSPIRA ART500 novel technology, with the goal of replacing a significant portion of the estimated 100,000 ventilators in the U.S. with a safer, more human-centered alternative.

The deployment is part of the Company’s broader expansion strategy, which includes collaborating with leading medical opinion leaders and successfully supplying leading institutions with its next-generation technology for clinical use. This achievement follows the receipt of FDA 510(k) clearance for the INSPIRA ART100 system.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART500 system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART500, HYLA blood sensor, and Single-use patient kit are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the belief that the installation represents a significant milestone in the Company’s deployment plan, the prospective first clinical use cases of the system, the belief that this successful installation and training program represents a transformative moment for the Company, the expectation that the installation may provide validation for the clinical value of the Company’s system, thereby establishing its commercial presence in the U.S. healthcare market, the expectation that this installation is expected to serve as the precursor to the clinical use of one of the core technologies of the flagship INSPIRA™ ART500 system, and that the Company aims to revolutionize the $19 billion mechanical ventilation market with its INSPIRA ART500 novel technology. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com